WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone
July 7, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention:  Ms. Maryse Mills-Apenteng
                  Ms. Peggy Kim

Re:	WebMD Health Corp. (CIK No. 0001326583) Joint Proxy Statement/Prospectus on Form S-4 SEC File No. 333-153194
Dear Ms. Mills-Apenteng and Ms. Kim:
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), WebMD Health Corp. (“WebMD”) hereby requests withdrawal of the Joint Proxy Statement/Prospectus on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2008, as amended on October 14, 2008, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 101(a)(1)(i) of Regulation S-T of the Commission, this letter is being submitted electronically to the Commission.
     WebMD requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. WebMD has elected to withdraw the Registration Statement in light of the termination of the Agreement and Plan of Merger, dated as of February 20, 2008, between HLTH Corporation and WebMD, as amended, to which the Registration Statement relates. The Registration Statement was never declared effective and no sales of securities have been made pursuant thereto.
     WebMD also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the account of WebMD (CIK No. 0001326583).
     We appreciate the time and effort expended by the Staff on our filing. If you have any questions regarding this request for withdrawal, please contact me at (858) 759-6008 or Robert Katz or Michael Brueck of Shearman & Sterling LLP at (212) 848-8008 and (212) 848-7103, respectively.

Very truly yours, WEBMD HEALTH CORP.
By:	/s/ LEWIS H. LEICHER
	Name:	Lewis H. Leicher
	Title:	Senior Vice President